PARADIGM EQUITIES, INC.

PARADIGM EQUITIES, INC.

REPORT ON FINANCIAL STATEMENTS
(with supplemental information required by rule 17a-5
of the Securities and Exchange Commission and
agreed-upon procedures required by SIPC)

YEAR ENDED DECEMBER 31, 2016

CONTENTS

<u>Page</u>



17004934

MISSION

SEC

Mail Processing Section

FEB 28 2017

Washington DC
416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45593

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/16___ AND ENDING ___12/31/16___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paradigm Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1216 Kendale Blvd

(No. and Street)

East Lansing	MI	48823
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle Shipman   517-337-5423

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maner Costerisan, PC

(Name – if individual, state last, first, middle name)

2425 E. Grand River Ave, Suite 1	Lansing	MI	48912
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __Michelle Shipman_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Paradigm Equities, Inc._____ , as

of __December 31_____ , 20 __16___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

Michelle Shipman
Signature

Principal Financial Officer
Title

Cynthia Jean Johnson
Notary Public   2-15-17

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

Maner Costerisan
Certified Public Accountants
Business & Technology Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Paradigm Equities, Inc.

We have audited the accompanying statement of financial condition of Paradigm Equities, Inc. as of December 31, 2016, and the related statements of income and retained earnings, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Paradigm Equities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paradigm Equities, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information, Schedule I - Computation of regulatory net capital under rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Reconciliation of net capital pursuant to rule 17a-5(d)(4) of the Securities and Exchange Commission, Schedule III - Computation for determination of reserve requirements under rule 15c3-3 of the Securities and Exchange Commission, and Schedule IV - Information for possession or control requirements under rule 15c3-c of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Paradigm Equities, Inc.'s financial statements. The supplemental information is the responsibility of Paradigm Equities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information identified above is fairly stated, in all material respects, in relation to the financial statements as a whole.

Maney Costerman PC

February 24, 2017

PARADIGM EQUITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and equivalents	$	3,596,818
Commissions receivable		447,067
Prepaid expense and other		62,250
Total current assets	$	4,106,135

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$	182,373
Due to affiliate		276,835
Commissions payable and related items		340,793
Total current liabilities		800,001
Common stock, no par, shares authorized 60,000		
shares issued and outstanding 20,000		10,000
Additional paid in capital		20,000
Retained earnings		3,276,134
Total stockholder's equity		3,306,134
	$	4,106,135

See notes to financial statements. 6

PARADIGM EQUITIES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
YEAR ENDED DECEMBER 31, 2016

REVENUES:		
Commissions	$	5,043,229
Interest and other revenue		11,332
Total revenues		5,054,561
EXPENSES:		
Commissions		2,149,606
Operating expenses		2,569,900
Total expenses		4,719,506
Income before income tax expense		335,055
INCOME TAX EXPENSE		(129,000)
NET INCOME		206,055
RETAINED EARNINGS, beginning of year		3,070,079
RETAINED EARNINGS, end of year	$	3,276,134

See notes to financial statements. 7

PARADIGM EQUITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2016

	Common stock	Additional paid-in capital	Retained earnings	Total
Stockholder's equity, December 31, 2015	$ 10,000	$ 20,000	$ 3,070,079	$ 3,100,079
Net income			206,055	206,055
Stockholder's equity, December 31, 2016	$ 10,000	$ 20,000	$ 3,276,134	$ 3,306,134

See notes to financial statements.   8

PARADIGM EQUITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2016

INCREASE (DECREASE) IN CASH AND EQUIVALENTS:
  Cash flows from operating activities:

Net income	$ 206,055
Adjustments to reconcile net income to net cash	
used by operating activities:	
Commissions receivable	(13,528)
Prepaid expense	(3,913)
Accounts payable	(138,084)
Commissions payable and related items	(8,751)
Due to/from affiliates	(67,864)
Total adjustments	(232,140)
NET INCREASE IN CASH AND EQUIVALENTS	(26,085)
CASH AND EQUIVALENTS:	
Beginning of year	3,622,903
End of year	$ 3,596,818

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash equivalents - All highly liquid investments with maturities of three months or less when purchased and money market funds are considered to be cash equivalents. Money market funds are recorded at cost.

Commissions receivable - Commissions receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a provision for bad debt expense based on its assessment of the current status of individual accounts. Currently no allowance for doubtful accounts is considered necessary. Balances that are still outstanding after management has used reasonable collection efforts are written off. Commissions receivable from insurance companies and mutual funds are normally settled within 30 days.

Fixed assets - Computer equipment and software is recorded at cost and depreciated/amortized over their estimated useful lives using straight-line and accelerated methods. The Company's policy is to capitalize assets with lives in excess of one year and cost greater than $1,000. Costs of repairs and maintenance are charged to expense when incurred. The estimated useful lives are as follows:

Computer equipment and software   3 - 5 years

Liabilities subordinated to claims of general creditors - The Company does not have any liabilities subordinated to claims of general creditors.

Revenue recognition - Commission revenue is recognized utilizing the following methods:

Trade – Mutual Fund and Variable Annuity commission revenue is recorded on a trade date basis, commission rates are scheduled in the various agreements with the insurance/ investment companies and are normally settled within 30 days.

Trails – Service fees are determined based on trail-eligible assets under management/ premium collected by investment companies during the calendar year. Service fees are scheduled in the agreements with the insurance/investment companies and are recognized over the period during which services are performed which are either monthly or quarterly as outlined in the agreement.

Assets Under Management – Fees are recurring in nature and earned based on a percentage of the current market value of clients' investment holdings and recognized over the period during which services are performed. Assets not held at the end of the quarter are prorated for that portion of the quarter during which the shareholder was invested in an assigned account.

10

PARADIGM EQUITIES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Estimates - The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenditures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Advertising - Advertising costs are expensed as incurred.

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES

Paradigm Equities, Inc. (the "Company") was organized by the issuance of 20,000 shares of stock on January 19, 1993 for $30,000. The Company is a registered broker - dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company requested and has been granted permission for exemption from Securities and Exchange Commission's Rule 15(c)3-3, pursuant to Paragraph (k)(2)(i), allowing the Company to transact its investment company securities and variable annuity business through a "Special Account for the Exclusive Benefit of Customers". The balance in this account at December 31, 2016, is $126,163 and is included in Cash and Equivalents on the Statement of Financial Condition.

The Company is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, temporary cash investments and receivables.

The Company deposits its cash and temporary cash investments with FDIC insured financial institutions. Although such cash balances may exceed the federally insured limits, they are, in the opinion of management, subject to minimal risk.

The Company receives commission revenues from various insurance companies and mutual funds for facilitating the Company's customers' purchase of annuities and mutual funds. The Company's customers are located primarily in the State of Michigan. Commission income accrued at year-end is normally settled within 30 days and is considered subject to minimal risk. The breakdown of revenue and receivables by significant sources is as follows:

	2016	
	Revenue	Receivables
Company A	62%	60%
Company B	21%	17%
Company C	11%	9%
All other, individually less than 10% of total revenue	6%	14%
	100%	100%

11

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES (Concluded)

Registered sales representatives of the Company are covered by a collective bargaining contract, which will expire on December 31, 2017.

The Company evaluates events and transactions that occur after year end for potential recognition or disclosure in the financial statements. These subsequent events have been considered through February 24, 2017, which is the date the financial statements were available for issuance.

NOTE 3 - FIXED ASSETS

Fixed assets consist of the following as of December 31, 2016:

Computer software	$	117,864
Computer equipment		18,363
		136,227
Less accumulated depreciation and amortization		136,227
Net fixed assets	$	-

NOTE 4 - INCOME TAXES

The Company files a consolidated federal income tax return with MEA Financial Services, Inc. Federal income tax expense on a separate return basis amounted to approximately $109,000 for the year ending December 31, 2016. As of December 31, 2016, the Company had the amount due to the parent of $109,000 for income taxes, which is recorded in due to/due from affiliate.

The Company files a combined unitary return for Michigan Corporate Income Tax with Michigan Education Association. On a separate return basis the Company had a state tax expense of approximately $20,000 for the year ending December 31, 2016. The Company had an amount due to affiliate for Michigan state taxes of $20,000 as of December 31, 2016.

Income tax expense reported on the statement of income and retained earnings consists of the following for year ending December 31, 2016:

Federal income tax expense	$	109,000
Michigan corporate income tax expense		20,000
	$	129,000

NOTE 4 - INCOME TAXES (Concluded)

There are no significant temporary differences between "book" and "tax" income. The difference between federal income tax benefit and the amount computed based on statutory rates is attributed to the surtax exemption and other permanent differences.

In the preparation of tax returns, tax positions are taken based on interpretation of federal, state and local income tax laws. Management periodically reviews and evaluates the status of uncertain tax positions and makes estimates of amounts, including interest and penalties, ultimately due or owed. No amounts have been identified, or recorded, as uncertain tax positions. Federal, state and local tax returns generally remain open for examination by the various taxing authorities for a period of three to four years.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has entered into an agreement with MEA Financial Services, Inc. (Financial Services) its parent company, whereby Financial Services will provide executive support, office space, equipment, and administrative and clerical support to the Company. The Company incurred $1,954,872 for such services for the year ending December 31, 2016.

The Company leases office space from MEA Financial Services. Total rent expense was approximately $4,800 for the year ending December 31, 2016. The rent is adjusted annually by the CPI.

In addition to the above agreement, the Company paid approximately $2,428,000, for actual compensation and payroll taxes and various reimbursements, including the purchase of insurance for the year ending December 31, 2016.

Year End Inter-Company Balances

Amounts due from to affiliate at December 31, 2016, is as follows:

MEA Financial Services $ 276,835

NOTE 6 - REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of FINRA, the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission which requires that regulatory net capital, as defined, shall be equal to the greater of $25,000 or a ratio of 15:1 of aggregate indebtedness to regulatory net capital, as defined. Regulatory net capital and aggregate indebtedness change from day to day, but at December 31, 2016, the Company had regulatory net capital of $3,132,865, which was $3,079,531 in excess of its required capital of $53,334. The Company's regulatory net capital ratio was .26:1.

NOTE 7 - COMMITMENTS, GUARANTEES AND CONTINGENCIES

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

SUPPLEMENTARY INFORMATION

SCHEDULE I
PARADIGM EQUITIES, INC.
COMPUTATION OF REGULATORY NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

NET CAPITAL:

Total stockholder's equity .... $ 3,306,134

Deductions and/or charges:
  Non-allowable assets:
    Other assets:

Mutual fund trailer fees	$ 70,000	
Over 30 day variable rate annuity commissions receivable	13,729	
Over 30 day reimbursements	22,716	
Prepaid expense and other	62,250	168,695

Net capital before haircuts on securities positions 3,137,439

Haircuts on securities (computed, money market funds included
  in cash and cash equivalents) 4,574

Net capital .... $ 3,132,865

AGGREGATE INDEBTEDNESS:
  Items included in statement of financial condition:

Accounts payable	$	182,373
Due to affiliate		276,835
Commissions payable and related items		340,793
Total aggregate indebtedness	$	800,001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required (6 2/3% of $800,001 pursuant to
  Rule 15c3-1) .... $ 53,334

Excess net capital .... $ 3,079,531

Ratio: Aggregate indebtedness to net capital .... .26 : 1

Total stockholder's equity as reported in Part II FOCUS Report		$ 3,439,500
Excess in stockholder's equity included in Company computation		(133,366)
Stockholder's equity as reported in Company Audited Schedule I		$ 3,306,134
Nonallowable assets as reported in Part II FOCUS Report		$ 163,633
Mutual fund trailer fees	-	
Over 30 day variable rate annuity commissions receivable	5,130	
Over 30 day reimbursements	-	
Prepaid expense and other	(68)	
Nonallowable assets excluded in Company computation		5,062
Nonallowable assets as reported in Company Audited Schedule I		$ 168,695
Aggregate indebtedness as reported in Part II FOCUS Report		$ 671,002
Accounts payable	-	
Due to affiliate	128,999	
Commissions payable and related items	-	
Additional liabilities from Company computation		128,999
Aggregate indebtedness as reported in Company Audited Schedule I		$ 800,001

SCHEDULE III
PARADIGM EQUITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

At December 31, 2016, the Company had no credit items that would result in a reserve requirement.

SCHEDULE IV
PARADIGM EQUITIES, INC.
INFORMATION FOR POESSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

The Company is exempt from rule 15c3-3 under (k)(2)(i) because the company promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer through a special account for the exclusive benefit of customers of Paradigm Equities, Inc. During the year, the Company did not hold customers' funds or securities



Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

Maner Costerisan

Certified Public Accountants
Business & Technology Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Paradigm Equities, Inc.

We have reviewed management's statements, included in the accompanying Paradigm Equities, Inc.'s Exemption Report, in which (1) Paradigm Equities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Paradigm Equities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Paradigm Equities, Inc. stated that Paradigm Equities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Paradigm Equities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Paradigm Equities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Maner Costerisan PC

February 24, 2017

19

PARADIGM EQUITIES, INC.

1216 Kendale Blvd., PO Box 2501
East Lansing, MI 48826-2501
517-351-2122   800-292-1950

Paradigm Equities, Inc.'s Exemption Report

Paradigm Equities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 CFR § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CFR § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 CFR § 240.15c3-3(k)(2)(i) (the "exemption provision") and (2) the Company met the exemption provision throughout the most recent fiscal year 1/1/16 to 12/31/16 without exception.

Paradigm Equities, Inc.

Michelle Shipman   February 7, 2017

Michelle Shipman, Principal Financial Officer   Date



Maner Costerisan PC
2425 E. Grand River Ave.
Suite 1
Lansing, MI 48912-3291
T: 517 323 7500
F: 517 323 6346
www.manercpa.com

Maner
Costerisan
Certified Public Accountants
Business & Technology Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

Board of Directors
Paradigm Equities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Paradigm Equities, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Paradigm Equities, Inc.'s compliance with the applicable instructions of Form SIPC-7. Paradigm Equities, Inc.'s management is responsible for Paradigm Equities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1.   Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2.   Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3.   Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers including financial statements, noting no differences;

4.   Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers and financial statements supporting the adjustments, noting no differences; and

5.   Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Maner Costerisan PC

February 24, 2017

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended __12/31/2016__
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

45593 FINRA DEC
Paradigm Equities, Inc
Attn: Bruce Reaume
1216 Kendale Blvd
PO Box 2501
East Lansing, MI 48826-2501

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Danielle Torres 517-337-5435

2. A. General Assessment (item 2e from page 2) $ __68__

    B. Less payment made with SIPC-6 filed (**exclude interest**)   (_____)

           Date Paid

    C. Less prior overpayment applied   (__1,841__)

    D. Assessment balance due or (overpayment)   __(1,773)__

    E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   _____

    F. Total assessment balance and interest due (or overpayment carried forward) $ _____

    G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ __0__

    H. Overpayment carried forward $(__1773__)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Paradigm Equities, Inc.
(Name of Corporation, Partnership or other organization)

Danielle M. Torres
(Authorized Signature)

Dated the __7th__ day of __February__ , 20 __17__ .

Chief Compliance Officer/Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) ... $5,054,561

2b. Additions:
    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining Item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:
    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ... 5,023,892

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business.
    (See Instruction C):

        Non-securities income ... 3,606

        (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. ... $

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). ... $

        Enter the greater of line (i) or (ii)

        Total deductions

2d. SIPC Net Operating Revenues ... $27,063

2e. General Assessment @ .0025 ... $68

        (to page 1, line 2.A.)